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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )1

Marchex, Inc.
(Name of Issuer)
Series B common stock, par value $.01
(Title of Class of Securities)
56624R108
(CUSIP Number)
June 7, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

(Continued on the following pages)

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	56624R108	Page	2	of	8

1	NAMES OF REPORTING PERSONS: PAR Investment Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,522,361 Series B common stock, par value $.01

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,522,361 Series B common stock, par value $.01

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,522,361 Series B common stock, par value $.01

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.02% Series B common stock, par value $.01

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.	56624R108	Page	3	of	8

1	NAMES OF REPORTING PERSONS: PAR Group, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,522,361 Series B common stock, par value $.01

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,522,361 Series B common stock, par value $.01

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,522,361 Series B common stock, par value $.01

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.02% Series B common stock, par value $.01

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.	56624R108	Page	4	of	8

1	NAMES OF REPORTING PERSONS: PAR Capital Management, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,522,361 Series B common stock, par value $.01

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,522,361 Series B common stock, par value $.01

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,522,361 Series B common stock, par value $.01

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.02% Series B common stock, par value $.01

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

STATEMENT ON SCHEDULE 13G

Item 1(a).	Name of Issuer:

MARCHEX, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

413 Pine Street, Suite 500
Seattle, WA 98101

Item 2(a).	Names of Person Filing:

PAR Investment Partners, L.P.
PAR Group, L.P.
PAR Capital Management, Inc.

Item 2(b).	Business Mailing Address for the Person Filing:

PAR Capital Management, Inc.
One International Place, Suite 2401
Boston, MA 02110

Item 2(c).	Citizenship:

State of Delaware

Item 2(d).	Title of Class of Securities:

Series B common stock, par value $.01

Item 2(e).	CUSIP Number:

56624R108
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not Applicable
Item 4. Ownership:
(a) Amount Beneficially Owned:
1,522,361 Series B common stock, par value $.01
(b) Percent of Class:
5.02% Series B common stock, par value $.01
(c) Number of shares as to which such person has:
(i)	1,522,361 Series B common stock, par value $.01

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of: 1,522,361 Series B common stock, par value $.01

(iv)	shared power to dispose or to direct the disposition of:
Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8. Identification and Classification of Members of the Group:
Not Applicable
Item 9. Notice of Dissolution of Group:
Not Applicable
Item 10. Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 17, 2007

PAR INVESTMENT PARTNERS, L.P.
By:	PAR GROUP, L.P.
its general partner
By:	PAR CAPITAL MANAGEMENT, INC.
its general partner

By:	/s/ Gina DiMento

Gina DiMento, Vice President

PAR GROUP, L.P.
By:	PAR CAPITAL MANAGEMENT, INC.,
its general partner

By:	/s/ Gina DiMento

Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Gina DiMento

Gina DiMento, Vice President

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Series B common stock, par value $.01 of MARCHEX, INC and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 17th day of June, 2007.

PAR INVESTMENT PARTNERS, L.P.
By:	PAR GROUP, L.P.
its general partner
By:	PAR CAPITAL MANAGEMENT, INC.
its general partner
By:	/s/ Gina DiMento

Gina DiMento, Vice President

PAR GROUP, L.P.
By:	PAR CAPITAL MANAGEMENT, INC.,
its general partner

By:	/s/ Gina DiMento

Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Gina DiMento

Gina DiMento, Vice President